XsunX, Inc.
65 Enterprise
Santa Aliso Viejo, California 92656

April 4, 2008

Ms. Pamela A. Long
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:          XsunX, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 20, 2008
File No. 333-148762

Dear Ms. Long:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated April 3, 2008 regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on March 20, 2008 (the “Registration Statement”). We are providing the following letter containing our responses.

Form S-1

Selling Stockholders, page 14

COMMENT 1:	We note your response to comment 4 in our letter dated March 14, 2008. Please revise the footnotes to the selling stockholders table in the following respects:

●	Please clarify that Fusion holds two warrants, and that together these warrants are exercisable for up to 3,333,332 shares of common stock.

●
Please clarify, if true, that you calculated the percentage of outstanding shares beneficially owned by Fusion after the offering by assuming that at the time Fusion would beneficially own only the 3,333,332 shares of common stock underlying its two warrants.

●	Please clarify that the warrants contain caps that limit the number of shares of common stock that can be issued pursuant to them and briefly explain how the caps function.

Ms. Pamela A. Long
April 4, 2008

●
Please clarify that if, as of the date of the prospectus, Fusion had purchased all of the 33,166,668 shares potentially available under the Purchase Agreement then, as of the date of the prospectus, Fusion would beneficially own 40,000,000 shares, which would constitute approximately 23% of the total number of shares of common stock outstanding as of the date of the prospectus and note that under such circumstances Fusion would be unable to exercise the warrants because of the caps in the warrants.

●
Please clarify that without giving effect to the caps in the warrants Fusion would beneficially own 10,166,664 shares, which would constitute approximately 5.86% of the total number of shares outstanding as of the date of the prospectus.

RESPONSE:	We have revised our footnotes in the Selling Stockholders Table in Amendment No. 3 to our Registration Statement (the “Amendment”) in response to the Commission’s comment above.

Compensation of Directors, page 64

COMMENT 2:	Please clarify the dates on which incentive stock options were granted to Messrs. Anderson, Fundingsland and Russak.

RESPONSE:	In response to the Commission’s comment, we have clarified the dates on which incentive stock options were granted to Messrs. Anderson, Fundingsland and Russak in our Amendment.

Note 7 - Marketable Production Machine Acquisition, page F-18

COMMENT 3:
We have read your response to comment 18 in our letter dated March 14, 2008 and your updated disclosures; however, it remains unclear to us why the value of your marketable prototype has not changed during the first quarter ended December 31, 2007 as you indicate depreciation during the period of testing and pre-sale would commence and had began in mid September 2007. Please revise your disclosures to clearly indicate the cost of the asset, the accumulated depreciation and the salvage value you have assigned to it.

RESPONSE:
We have revised our disclosures to clearly indicate the cost of the asset, the accumulated depreciation and have explained why we have not assigned a salvage value to our marketable prototype in Note 7 of our financial statements in the Amendment.

Ms. Pamela A. Long
April 4, 2008

Exhibit 5.1, Opinion re: Legality

COMMENT 4:	Please direct your counsel to revise his legal opinion to remove the assumption concerning whether the company will have sufficient authorized and unissued shares.

RESPONSE:
Our legal counsel has revised his opinion by removing the assumption concerning whether the Company will have sufficient authorized and unissued shares and such revised opinion has been filed with the Amendment in response to the Commission’s comment above.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306, Matthew Ogurick at (305) 539-3352 or myself at (949) 330-8060.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Tom Djokovich
Tom Djokovich
XsunX, Inc.

cc:   Matthew Ogurick, Esq.
Clayton E. Parker, Esq.